QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in millions)
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$1,099	$664	$557	$(760)	$(1,706)
Add: estimated fixed charges	1,132	1,209	1,287	1,648	1,678
Add: estimated amortization of capitalized interest	15	12	12	14	13
Less: interest capitalized	(21)	(16)	(14)	(13)	(12)

Total earnings available for fixed charges	$2,225	$1,869	$1,842	$889	$(27)

Estimate of interest factor on rentals	$90	$98	$104	$152	$135
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	1,021	1,095	1,169	1,483	1,531
Interest capitalized	21	16	14	13	12

Total fixed charges	$1,132	$1,209	$1,287	$1,648	$1,678

Ratio of earnings to fixed charges	2.0	1.5	1.4	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$—	$—	$—	$759	$1,705

nm—Negative ratios or ratios less than 1.0 are considered not meaningful.

(1)
Interest expense includes only interest related to long-term borrowings and capital lease obligations.

QuickLinks

QWEST COMMUNICATIONS INTERNATIONAL INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)